Filed by Cohn Robbins Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allwyn Entertainment AG

Commission File No. 001-39454

FOR IMMEDIATE RELEASE

Cohn Robbins Holdings Corp. Reminds Shareholders All Redeemed Shares Forfeit Their Bonus Shares to Those Remaining in Transaction

●	CRHC recommends shareholders vote in favor of the proposed business combination with Allwyn

●	Extraordinary general meeting of CRHC shareholders to approve proposed business combination with Allwyn to be held on September 7, 2022 at 9:30 a.m. New York City Time

●	Shareholders as of the close of business on August 15, 2022 should vote their shares, no matter how many shares they own

●	CRHC also notes recent public statements by PPF Group and Allwyn

●	For assistance voting your shares, please contact Morrow Sodali LLC, Cohn Robbins Holdings Corp.’s proxy solicitor, toll-free at +1.800.460.1014, or send a message to CRHC.info@investor.morrowsodali.com

WILMINGTON, Del., September 2, 2022 – Cohn Robbins Holdings Corp. (“CRHC” or the “Company”) (NYSE: CRHC), a publicly-traded special purpose acquisition company, reminds shareholders of its commitment to try to deliver value to non-redeeming shareholders via the bonus pool arrangement. As previously disclosed, CRHC shareholders that do not elect to redeem their shares in connection with the Company’s proposed business combination (the “Business Combination”), and that remain shareholders of the Company as of the closing of the Business Combination, will share in a pool of up to approximately 6.6 million additional Allwyn Entertainment AG (“Allwyn”) public shares (by way of each share of CRHC converting to 1.08 to 1.13 shares of Allwyn, based on the level of redemptions), at the closing of the Business Combination. All CRHC shares that are redeemed will forfeit their bonus shares to those shareholders owning shares that have not been redeemed.

Assuming a price of $10.00 per Allwyn public share at the closing, each share of CRHC common stock would receive public shares of Allwyn with a per share value ranging between $10.80 (assuming no redemptions by the shareholders of CRHC) and $11.30 (assuming redemptions resulting in the maximum Class B Exchange Ratio as described in the business combination agreement).

Separately, CRHC noted that PPF Group and Allwyn, respectively, provided the following statements yesterday in response to a media inquiry:

•	PPF stated: “PPF is in the process of leaving the Russian market, focusing its investments in Europe, as reiterated in June this year. The group has already divested Home Credit and Finance Bank, its largest Russian investment. PPF strongly denounces Russia’s unprovoked invasion of Ukraine. There is no link between PPF’s Russian investments and the group’s commitment to the backstop financing tied to the combination of Allwyn Entertainment and Cohn Robbins Holdings Corp.”

•	Allwyn stated: “Allwyn welcomes the scrutiny that goes with being a public company and meets the high standards of governance and regulatory compliance demanded of companies that list on the New York Stock Exchange. As we have repeatedly said, Allwyn condemns Russia’s brutal invasion of Ukraine in the strongest possible terms.

“PPF will have no shareholding in Allwyn Entertainment Ltd, Allwyn’s UK subsidiary that is its proposed licensee to operate the lottery. PPF’s agreement to participate in the potential listing of Allwyn Entertainment AG on the New York Stock Exchange would give it a shareholding of no more than 4.99% in Allwyn Entertainment AG. This strictly passive investment gives PPF no role whatsoever in the governance and management in Allwyn Entertainment AG or any other group company.”

CRHC recommends its shareholders vote in favor of the Business Combination with Allwyn, a leading multinational lottery operator, and the related proposals described in the Company’s definitive proxy statement dated August 19, 2022 (the “Proxy Statement”), at CRHC’s extraordinary general meeting (the “Meeting”). The Meeting will be held at 9:30 a.m. New York City Time on September 7, 2022, at the offices of at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, New York 10001, and via a live webcast at www.cstproxy.com/cohnrobbins/2022, as further described in the Proxy Statement.

CRHC shareholders as of August 15, 2022, the record date for the Meeting (the “record date”), are entitled to vote their shares either in person or by proxy card to ensure that their shares will be represented at the Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. As such, all shareholders as of the record date are encouraged to vote as soon as possible. If shareholders have any questions about voting or need assistance voting, please contact Morrow Sodali LLC, CRHC’s proxy solicitor, by calling (800) 662-5200 (for individuals), or (203) 658-9400 (for banks and brokers).

Voting is easy and free:

●	Vote Online (Highly Recommended): To register to attend the Meeting virtually, enter the URL address www.cstproxy.com/cohnrobbins/2022 into a browser, enter a control number assigned by Continental Stock Transfer & Trust Company, and follow the applicable instructions provided in the Proxy Statement.

●	Additionally, you can also vote by Mail: Sign, date and return the proxy card and follow the applicable instructions in the Proxy Statement.

About Allwyn

Allwyn is a leading global lottery operator. Allwyn builds lotteries that return more to good causes by focusing on innovation, technology, efficiency and safety across a growing casual gaming entertainment portfolio. The lottery-first approach of focusing on affordable recreational play has earned Allwyn leading market positions with trusted brands across Europe in Austria, Czech Republic, Greece and Cyprus and Italy. Allwyn has been named the preferred applicant by the UKGC to operate the UK National Lottery for its fourth license.

About Cohn Robbins Holdings Corp.

Founded and listed on the NYSE in 2020, Cohn Robbins Holdings Corp. is Co-Chaired by Gary D. Cohn and Clifton S. Robbins. Mr. Cohn is Vice Chairman of IBM and has more than 30 years of financial services experience spanning the private and public sectors, having served as Assistant to the President of the United States for Economic Policy and Director of the National Economic Council from January 2017 until April 2018, and as President, Chief Operating Officer and a director of The Goldman Sachs Group, Inc. from 2006-2016. Mr. Robbins has more than 35 years of investment management experience, including as Founder and Chief Executive Officer of Blue Harbour Group from 2004-2020, a Managing Member of global growth investor General Atlantic Partners from 2000-2004, and as a General Partner of Kohlberg Kravis Roberts & Co., where he worked from 1987-2000.

Additional Information about the Business Combination and Where to Find It
In connection with the Business Combination, Allwyn has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC"), which was declared effective on August 19, 2022 (the “Proxy Statement”). The Proxy Statement includes a proxy statement of the Company and a prospectus of Allwyn. Additional information about the Business Combination, including a copy of the Business Combination Agreement and prospectus, are provided in the Proxy Statement. The Proxy Statement is was being mailed to each of CRHC’s Cohn Robbins’ shareholders of record on August 15, 2022, and can be found, free of charge, on the SEC’s website at www.sec.gov under the registrant “Allwyn Entertainment AG.” Additionally, Cohn Robbins and Allwyn will file other relevant materials with the SEC in connection with the Business Combination.

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Contacts

For media inquiries:
Adam Weiner

Arrowpath Advisors for Cohn Robbins Holdings Corp.
CRHCmedia@arrowpath.com

+1 212 596 7700

Dana Dvorakova for Allwyn Entertainment

dana.dvorakova@allwynent.com

For investor inquiries:

allwyn.ir@icrinc.com

IR@allwynent.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between, among other parties, Cohn Robbins and Allwyn. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Allwyn’s and Cohn Robbins’ expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Cohn Robbins’ registration statement on Form S-1 (File No. 333-240277), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, the Proxy Statement filed by Allwyn, and other documents filed by Allwyn and Cohn Robbins from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Allwyn’s and Cohn Robbins’ control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against Cohn Robbins or Allwyn following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of Cohn Robbins’ shareholders; (3) the risk that the Business Combination may not be completed by Cohn Robbins’ business combination deadline and the potential failure to obtain an extension of such deadline sought by Cohn Robbins; (4) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval by Cohn Robbins’ shareholders and the satisfaction of the minimum trust account amount following any redemptions by Cohn Robbins’ public shareholders; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) costs related to the Business Combination; (9) changes in the applicable laws or regulations; (10) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the risk of downturns and a changing regulatory landscape in the industry in which Allwyn operates; (12) Allwyn’s ability to obtain or maintain rights or licenses to operate in any market in which Allwyn operates or seeks to operate in the future; (13) the potential inability of Allwyn to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (14) the enforceability of Allwyn’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (15) other risks and uncertainties described in Cohn Robbins’ registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and the Proxy Statement. Allwyn and Cohn Robbins caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Allwyn nor Cohn Robbins gives any assurance that Allwyn or Cohn Robbins will achieve its expectations. Neither Allwyn nor Cohn Robbins undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

SOURCE: Cohn Robbins Holdings Corp.

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